Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2009
March 4, 2010 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today its operating results for the fourth quarter and the year ended December 31, 2009.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “Despite the difficult market conditions we are pleased to report strong results for 2009. These results reflect our strong cash flow, the high fleet utilization and our operational efficiency.
2009 has been a transformational year for Seanergy. We managed to double our controlled fleet from 6 to 11 vessels with the acquisition of BET and we reinforced our capital structure with the conversion of the $28.5 million promissory note, issued in our business combination, into common stock. Recently, we completed an offering of common stock and successfully raised net proceeds of approximately $28 million for vessel acquisitions, expanding our shareholder base and improving the liquidity of our shares.
We are committed to our goal of using the proceeds of the offering to expand our fleet with the proper acquisitions. We are focusing our resources on identifying vessel(s) with a view to maximizing benefits to the Company, as quickly as possible. We have already identified and inspected a couple of vessels which unfortunately have not met our surveyors’ expectations. Our decisions aim is to safeguard the long term interests of our shareholders.
We remain positive on the long-term outlook of the dry bulk market, as we expect that demand for core bulk commodities will remain strong. However, in the short term, we expect the market to continue to be volatile as there is uncertainty on the size of the orderbook and the global economic recovery is quite fragile.”
Christina Anagnostara, the Company’s Chief Financial Officer, stated: “We are pleased to report strong results for 2009 with an average daily TCE, or time charter equivalent rate of $ 32,909 for the year. Our net income margin was approximately 37% of TCE and our free cash flow margin was approximately 59% of TCE.
Our cash reserves as of December 31, 2009 were $63.6 million, reflecting $43.2 million in cash generated from operations. Our strong cash position enables us to meet remaining debt repayments of $22.7 million and anticipated capital expenditures of $3.6 million in 2010. Today, we have $85 million in cash and a healthy balance sheet allowing us to take advantage of market opportunities as they become available.
During the year, we arranged new employment for our fleet and we now have time charter coverage for 95% of our fleet for 2010 and 51% for 2011 providing us with significant cash flow visibility. Therefore, we believe that we are in a very strong position to take advantage of market opportunities to expand our asset base revenue and profitability.”

Fourth Quarter 2009 Financial Results
Net Revenues for the three month period ended December 31, 2009 decreased to $17.3 million from $28.3 million in the same quarter in 2008. This is mainly attributable to the lower market imposed time charter rates earned during the three month period ended December 31, 2009 as compared to the same period in 2008.
The Company operated a fleet of 11 vessels on average during the fourth quarter of 2009, earning a TCE rate of $17,331 as compared to an average of 6 vessels and TCE rate of $50,652 during the fourth quarter of 2008.
EBITDA was $5.8 million for the three months ended December 31, 2009 as compared to -$25.6 million in the same quarter in 2008. Please refer to a subsequent section of the press release for a reconciliation of EBITDA to net income.
Operating Income amounted to $0.8 million for the three months ended December 31, 2009, as compared to an Operating Loss of $34 million for the same quarter in 2008. Net Loss was $3.2 million, or -$0.10 per basic and diluted share for the three months ended December 31, 2009, as compared to a Net Loss of $37.3 million, or -$1.67 per basic and diluted share, for the same quarter in 2008, based on weighted average common shares outstanding of 33,255,170 and 22,341,857, respectively. The decrease in net loss of $34.1 million is mainly attributable to a vessel impairment loss of $4.5 million and a goodwill impairment loss of $44.8 million in the fourth quarter of 2008. The Company did not incur any such impairment losses in the fourth quarter of 2009.
Year ended December 31, 2009 Financial Results
Net Revenues for 2009 increased to $87.9 million as compared to $34.5 million in 2008, an increase of 155%. This increase is primarily due to the fact that the Company only operated for a portion of 2008 as it commenced its operations on August 2008. In addition, the Company got additional vessels during 2009 when it acquired a controlling interest in BET in August 2009. The Company operated a fleet of 7.9 vessels on average during 2009 as compared to 5.5 in 2008. This increase was partially offset by the lower market imposed time charter rates incurred during 2009. The TCE rate for 2009 amounted to $32,909 as compared to $49,994 in 2008. The decrease in TCE reflects the new time charter contracts at prevailing lower market rates.
EBITDA was $65.1 million for the year ended December 31, 2009, as compared to -$21.3 million for the year ended December 31, 2008. Please refer to a subsequent section of this press release for a reconciliation of EBITDA to net income.
Operating Income amounted to $40.4 million as compared to an Operating Loss of $31.2 million for the year ended December 31, 2008.
Net Income was $30.1 million, or $1.16 per basic share and $1.00 per diluted share, based on weighted average common shares outstanding of 25,882,967 basic and of 30,529,281 diluted for 2009, as compared to a Net Loss of $32 million or -$1.21 per both basic and diluted share, based on weighted average common shares outstanding of 26,452,291 for both basic and diluted shares in 2008. The improvement in Net Income is mainly attributable to the reasons described above with respect to the fourth quarter of 2009
Conference Call Details:
The Company’s management team will host a conference call to discuss the financial results tomorrow, Friday, March 5, 2010 at 9:00 A.M. EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote “Seanergy.”
A replay of the conference call will be available until March 12, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Slides and Audio Webcast
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Fleet Profile as of March 4, 2010

					Time Charter
				TC Rate	Expiry
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	($)	(latest)
M/V Bremen Max	Panamax	73,503	1993	15,500	Sept. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500	Sept. 2010
M/V Davakis G.	Supramax	54,051	2008	21,000	Jan. 2011
M/V Delos Ranger	Supramax	54,051	2008	20,000	Mar. 2011
M/V African Zebra (1)	Handysize	38,623	1985	7,500	Aug. 2011
M/V African Oryx (1)	Handysize	24,110	1997	7,000	Aug. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sept. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sept. 2011
Total/Average		1,043,296	14 yrs

(1) Represents gross floor charter rates excluding a 50% adjusted profit share distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of 22 to 25 months.

Fleet Data:

			Three Months	Three Months
	Year Ended	Year Ended	Ended	Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Fleet Data:
Average number of vessels (1)	7.9	5.5	11	6.0
Ownership days (2)	2,895	686	1,012	552
Available days (3)	2,638	686	983	552
Operating days (4)	2,614	678	969	552
Fleet utilization (5)	90.3%	98.8%	95.8%	100%
Average Daily Results:
TCE rate (6)	32,909	49,944	17,331	50,652
Vessel operating expenses (7)	5,603	4,636	6,389	4,458
Management fee (8)	592	566	628	554
Total vessel operating expenses (9)	6,195	5,202	7,017	5,012

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.
(2) Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3) Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2009, the Company incurred 257 off hire days for vessel scheduled dry docking. During the three months ended December 31, 2009, the Company incurred 29 off hire days for vessel scheduled dry docking.
(4) Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5) Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(6) Time charter equivalent or TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Net revenues from vessels	87,897	34,453	17,289	28,331
Voyage expenses	(1,872)	(591)	(495)	(371)

Net operating revenues	86,025	33,862	16,794	27,960

Operating days	2,614	678	969	552

Daily time charter equivalent rate	32,909	49,944	17,331	50,652
(7) Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Operating expenses	16,222	3,180	6,466	2,461
Ownership days	2,895	686	1,012	552

Daily vessel operating expenses	5,603	4,636	6,389	4,458
(8) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(9) Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Seanergy Maritime Holdings Corp.
Net income margin of TCE
(All amounts expressed in thousands of U.S. Dollars)

Year Ended
December 31,
2009
TCE	32,909
Operating Expenses	(5,603)
Mgmt Fees	(592)
General & Administrative	(2,304)
Interest & Finance Expense	(2,631)
Depreciation & Amortization	(9,622)
Total Expenses	(20,752)
Net Income Margin	12,157
Margin (%)	37%

Seanergy Maritime Holdings Corp.
Free cash flow margin of TCE
(All amounts expressed in thousands of U.S. Dollars)

Year Ended
December 31,
2009
TCE	32,909
Operating Expenses	(5,603)
Mgmt Fees	(592)
General & Administrative	(2,304)
Interest & Finance Expense	(2,631)
Maintenance Capital Expenditures	(2,459)
Total Cash Outflow	(13,589)
Free Cash Flow Margin	19,320
Margin (%)	59%

Recent Developments:
Termination of a memorandum of agreement for intended vessel acquisition
On February 8, 2010, the Company announced its termination of a memorandum of agreement for the intended acquisition of a 2009 Capesize vessel, as described in the Company’s prospectus dated January 28, 2010.
Public Offering of 20,833,333 Shares of Common Stock
On January 28, 2010, the Company priced a public offering of 20,833,333 shares of common stock. The Company has granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of the Company’s major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The purpose of the offering was the acquisition of a new vessel.
Seanergy Maritime Holdings Corp.
Reconciliation of Net Income to EBITDA
(All amounts expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Net income (loss) attributable to Seanergy Maritime Holdings	30,052	(31,985)	(3,213)	(37,271)
Interest and finance costs, net (including interest income)	7,186	716	2,304	3,243
Depreciation and amortization	27,857	9,929	6,745	8,441
EBITDA	65,095	(21,340)	5,836	(25,587)

Seanergy Maritime Holdings Corp.
Reconciliation of Net Cash Provided by Operating Activities to EBITDA
(All amounts expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Net cash flow provided by operating activities	43,208	25,700	6,763	22,224
Changes in operating assets and liabilities	3,046	1,793	(3,721)	(1,559)
Changes in capital expenditures (drydocking)	7,119	—	1,367	—
Amortization and write-off of deferred charges	(696)	(224)	(155)	(183)
Amortization of promissory note arrangement fee	—	—	—	13
Change in fair value of financial instruments	(189)	—	778	—
Fair value of contracts	125	—	84	—
Interest and finance costs, net (includes interest income)	7,186	716	2,304	3,243
Net (income) / loss attributable to the noncontrolling interest	(1,517)	—	(1,584)	—
Impairment of goodwill	—	(44,795)	—	(44,795)
Impairment of vessels	—	(4,530)	—	(4,530)
Gain from acquisition	6,813	—	—	—
EBITDA	65,095	(21,340)	5,836	(25,587)

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations. EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	63,607	27,543
Accounts receivable trade, net	495	—
Due from related parties	265	577
Inventories	1,126	872
Prepaid insurance expenses	623	574
Prepaid expenses and other current assets — related parties	58	248
Insurance claims	1,260	—
Other current assets	39	—

Total current assets	67,473	29,814

Fixed assets:
Vessels, net	444,820	345,622
Office equipment, net	20	9

Total fixed assets	444,840	345,631

Other assets
Goodwill	17,275	—
Deferred charges	8,684	2,757
Other non-current assets	180	—

TOTAL ASSETS	538,452	378,202

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	33,206	27,750
Trade accounts and other payables	990	674
Due to underwriters	19	419
Accrued expenses	1,719	541
Accrued interest	1,508	166
Accrued charges on convertible promissory note due to shareholders	—	420
Financial instruments	3,556	—
Deferred revenue — related party	894	3,029
Deferred revenue	246	—

Total current liabilities	42,138	32,999

Long-term debt, net of current portion	267,360	184,595
Financial instruments	1,550	—
Below market acquired time charters	585	—
Convertible promissory note due to shareholders	—	29,043

Total liabilities	311,633	246,637

EQUITY
Seanergy shareholder’s equity
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at December 31, 2009 and 2008, respectively; 33,255,170 and 22,361,227 shares, issued and outstanding as at December 31, 2009 and 2008, respectively	3	2
Additional paid-in capital	213,232	166,361
Accumulated deficit	(4,746)	(34,798)

Total Seanergy shareholders’ equity	208,489	131,565

Non controlling interest	18,330	—

Total equity	226,819	131,565

TOTAL LIABILITIES AND EQUITY	538,452	378,202

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenues:
Vessel revenue — related party	13,791	29,058	83,903	35,333
Vessel revenue	4,023	—	6,340	—
Commissions — related party	(100)	(727)	(2,226)	(880)
Commissions — non related party	(425)	—	(120)	—

Vessel revenue , net	17,289	28,331	87,897	34,453
Expenses:
Direct voyage expenses	(273)	(8)	(753)	(151)
Vessel operating expenses	(6,466)	(2,461)	(16,222)	(3,180)
Voyage expenses — related party	(222)	(363)	(1,119)	(440)
Management fees — related party	(636)	(306)	(1,715)	(388)

General and administration expenses	(1,949)	(1,035)	(5,928)	(2,161)
General and administration expenses - related party	(195)	(380)	(742)	(109)
Amortization of deferred dry-docking costs	(648)	—	(1,045)	—
Depreciation	(6,097)	(8,441)	(26,812)	(9,929)
Goodwill impairment loss	—	(44,795)	—	(44,795)
Vessels’ impairment loss	—	(4,530)	—	(4,530)
Gain from acquisition	—	—	6,813	—

Operating income (loss)	803	(33,988)	40,374	(31,230)

Other income (expense), net:
Interest and finance costs	(2,370)	(3,255)	(7,230)	(3,895)
Interest and finance costs — shareholders	—	(92)	(386)	(182)
Interest income — money market funds	66	104	430	3,361
Loss on interest rate swaps	(164)	—	(1,575)	—
Foreign currency exchange gains (losses), net	36	(40)	(44)	(39)

Net Income (Loss)	(1,629)	(37,271)	31,569	(31,985)

Less: Net Income Attributable to the Noncontrolling interest	1,584	—	1,517	—

Net Income (Loss) Attributable to Seanergy Maritime Holdings	(3,213)	(37,271)	30,052	(31,985)

Net income (loss) per common share
Basic	(0.10)	(1.67)	1.16	(1.21)

Diluted	(0.10)	(1.67)	1.00	(1.21)

Weighted average common shares outstanding
Basic	33,255,170	22,341,857	25,882,967	26,452,291

Diluted	33,255,170	22,341,857	30,529,281	26,452,291

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

					Total
	Common stock		Additional	Retained earnings/	Seanergy	Non
		Par	paid-in	(Accumulated	shareholders’	controlling	Total
	# of Shares	Value	capital	deficit)	equity	interest	equity
Balance, January 1, 2008	28,600,000	3	146,925	1,441	148,369	—	148,369

Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)	(31,985	—	(31,985)
Dividends paid	—	—	—	(4,254)	(4,254	—	(4,254)
Reclassification of common stock no longer subject to redemption	(6,370,773)	—	17,144	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders	—	—	1,433	—	1,433	—	1,433
Liquidation and dissolution common stock exchange	—	(1)	1	—	—	—	—
Warrants exercised	132,000	—	858	—	858	—	858

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	—	131,565

Issuance of common stock to convert promissory note	6,585,868	1	29,596	—	29,597	—	29,597
Issuance of common stock due to earn-out	4,308,075	—	17,275	—	17,275	—	17,275
Non controlling interest	—	—	—	—	—	16,813	16,813
Net income for the year ended December 31, 2009	—	—	—	30,052	30,052	1,517	31,569

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	2009	2008
Cash flows from operating activities:
Net income (loss)	31,569	(31,985)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill	—	44,795
Impairment of vessels	—	4,530
Depreciation	26,812	9,929
Amortization of deferred finance charges	696	224
Amortization of deferred Drydocking costs	1,045	—
Deferred Drydocking costs	(7,119)	—
Change in fair value of financial instruments	189	—
Amortization of acquired time charters	(125)	—
Gain on acquisition	(6,813)	—
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	1,760	(577)
Inventories	1,222	(872)
Trade accounts and other receivables	(263)	—
Insurance claims	(1,159)	—
Other current assets	59	—
Other non-current assets	(180)	—
Prepaid insurance expenses	719	(495)
Prepaid expenses and other current assets — related parties	190	(248)
Trade accounts and other payables	(3,299)	86
Due to underwriters	(400)	(3,555)
Accrued expenses	(885)	541
Accrued charges on convertible note due to shareholders	670	132
Premium amortization on convertible note due to shareholders	(379)	—
Accrued interest	1,176	166
Deferred revenue — related party	(2,523)	3,029
Deferred revenue	246	—

Net cash provided by operating activities	43,208	25,700

Cash flows from investing activities:
Acquisition of business, net of cash acquired	36,374	(375,833)
Funds placed in (used from) trust account from offerings	—	232,923
Additions to office furniture and equipment	(21)	(9)

Net cash provided by (used in) investing activities	36,353	(142,919)

Cash flows from financing activities:
Redemption of common shares	—	(63,705)
Proceeds from warrants exercised	—	858
Proceeds from long term debt and revolving facility	—	219,845
Repayment of long term debt	(54,878)	(7,500)
Dividends paid	—	(4,254)
Restricted cash	1,381	—
Noncontrolling interest contribution	10,000	—
Deferred finance charges	—	(2,693)

Net cash provided by (used in) financing activities	(43,497)	142,551

Net increase in cash and cash equivalents	36,064	25,332
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	63,607	27,543

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The Company’s initial fleet comprised two Panamax, two Supramax and two Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited (“BET”) which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of 1,043,296 dwt and an average age of 14 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman — Chief Executive Officer
Christina Anagnostara — Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com